AURORA MOBILE LIMITED

14/F, China Certification and Inspection Building

No. 6, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

July 21, 2023

VIA EDGAR

Ms. Becky Chow

Mr. Stephen Krikorian

Mr. Austin Pattan

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Aurora Mobile Limited (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023

File No. 001-38587

Dear Ms. Chow, Mr. Krikorian, Mr. Pattan and Mr. Spirgel:

This letter sets forth the Company’s response to the comments contained in the letter dated July 7, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 3

1.

Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

Section 3(a)(1)(A) of the Investment Company Act defines the term “investment company” to include any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (emphasis added).

The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the Commission and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The criteria applicable to nearly every situation are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1

Although the Commission has not indicated how much emphasis should be placed on any particular criterion, it has indicated that, in general, more significance should be placed on the character of a company’s assets (as evidenced by the relative percentage of a company’s assets invested in operating businesses (“operating assets”) versus investment instruments (“investment assets”)), and the sources of the company’s present income (as evidenced by the relative percentage of the company’s income derived from operating assets versus investment assets).2 However, other factors may outweigh the foregoing factors, such as the company’s need for cash for operations or acquisitions or other needs. In general, Commission and court decisions indicate that if an applicant has demonstrated significant activity in a non-investment business, a need for available capital, and the absence of public representations that it is in the investment business, no registration is required.

Tonopah Analysis

Historical Development

Since 2014, the Company has devoted itself to the business of providing customer engagement and marketing technology services in mainland China. The Company was launched in May 2012 as Shenzhen Hexun Hungu Information Technology Co., Ltd., or Hexun Huagu. The current shareholders of Hexun Huagu are Mr. Weidong Luo and Mr. Guangyan Chen. In May 2012, UA Mobile Limited was incorporated in the British Virgin Islands by KK Mobile Limited, a company wholly owned by Mr. Weidong Luo. UA Mobile Limited set up a wholly-owned subsidiary, KK Mobile Investment Limited, in Hong Kong in June 2012. In April 2014, Aurora Mobile Limited was incorporated in the Cayman Islands as an offshore holding company to facilitate financing and offshore listing. Subsequently, Mr. Weidong Luo transferred his entire ownership of UA Mobile Limited to Aurora Mobile Limited. In June 2014, KK Mobile Investment Limited established a wholly-owned subsidiary in mainland China, JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush. On August 5, 2014, the Company obtained the ability to direct the business operations of Hexun Huagu through Shenzhen JPush by entering into a series of contractual arrangements with Hexun Huagu and its shareholders.

[1]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).
[2]	Investment Company Act Release No. IC-10937, supra note 1; Tonopah, 26 S.E.C. at 427.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

The Company historically generated revenue from both its software-as-a-service (“SAAS”) businesses and targeted marketing. The Company strategically wound down its targeted marketing business in 2020, and beginning in 2021 the Company shifted its focus to its SAAS businesses.

The Company’s devotion to its business of providing customer engagement and marketing technology services leveraging mobile behavioral data is demonstrated by the fact that substantially all of the Company’s revenue and income is derived from subscription and service fees relating to the Company’s SAAS businesses. For each of the twelve month periods ended December 31, 2021 and December 31, 2022, over 99% of the Company’s total revenue (which, for this purpose, includes income from investment assets) was derived from subscription and service fees relating the Company’s SAAS businesses, and not from investment assets. Similarly, more than 99% of the Company’s expenses for the twelve month period ended December 31, 2022 were incurred in connection with the Company’s SAAS businesses.

Public Representations

The Company has never held itself out to the public (or to investors) as an investment company. The Company was organized for the purpose of, and since becoming a public company in 2018 has always stated that its business purpose is, providing customer engagement and marketing technology software services leveraging device-level mobile behavioral data gathered through the Company’s comprehensive suite of mobile application developer services. The price of the Company’s American depositary shares moves in response to changes in its revenue growth and operating profits, among other factors, rather than changes in its investment income.3 To the best of the Company’s knowledge, securities and investment analysts view the Company’s cash position and investment assets in terms of whether the Company appears to have the resources to carry out its business plan and not whether its investment assets merit investment in the Company in order to obtain an interest in its investment returns. Moreover, the Company does not devote attention to nor disclose its financial management or securities activities on its web site or in its public documents except as required by law.

[3]

See, e.g., Securities and Exchange Commission v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007) (finding that Section 3(b)(1) of the Investment Company Act is about considerations other than assets (or at least in addition to assets) and stating “what principally matters is the beliefs the company is likely to induce in investors” and whether “its portfolio and activities [would] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

Officers and Employees

The business activities of the Company’s officers and employees historically have been devoted almost exclusively to the pursuit of the governance and operational activities involved to support its business of providing customer engagement and marketing technology services leveraging mobile behavioral data.

As of December 31, 2022, the Company had 460 employees, none of whom are actively engaged in managing the Company’s investments on a full-time basis. All of the Company’s officers and employees devote substantially all of their time and business efforts at the Company to the Company’s SAAS businesses, including providing mobile application developer services to facilitate the gathering of device-level mobile behavioral data and providing customer engagement and marketing services leveraging such data, and to functions that support those businesses and not to managing investments owned by the Company. These employees are actively engaged in growing the Company’s business and utilize the Company’s cash to fund the Company’s business operations.

Sources of Income

The Company’s income is derived mainly from its SAAS businesses, and prior to 2021 from targeted marketing revenues.

Over 99% of the Company’s total revenue (which, for this purpose, includes income from investment assets) for each of the years ended December 31, 2021 and December 31, 2022 was derived from its SAAS businesses such as providing developer services, market intelligence, financial risk management and location-based intelligence services, and not from investment assets. Similarly, more than 99% of the Company’s expenses for the year ended December 31, 2022 were incurred in connection with providing developer services, market intelligence, financial risk management and location-based intelligence services, and not in connection with investment activities. Although the Company was in a net loss position for the fiscal year ended December 31, 2022, virtually all of the Company’s revenue and expenses were derived from, or incurred in connection with, services relating to the Company’s SAAS businesses, including providing mobile application developer services to facilitate the gathering of device-level mobile behavioral data and providing customer engagement and marketing services leveraging such data, and not from investment assets.4

[4]

See DRX, Inc., SEC Staff No-Action Letter (Jun. 28, 1988) (stating, with respect to the Rule 3a-1 income test, “[W]e believe the Commission’s intent was to focus on activities that generate revenue for the company. Whether the net result is positive or negative, the purpose is to review the company’s day-to-day activities by looking at its sources of income.”).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

Nature of Present Assets

As described in more detail in response to comment #2, investment securities represent approximately 4.58% of the Company’s adjusted total assets as of December 31, 2022 when calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. Because this is less than 45% of the Company’s adjusted total assets, this factor indicates that the Company is not engaged in an investment company business.5

Conclusion

Based on the foregoing, the Company is not engaged in an investment company business, but rather is primarily engaged in the business of providing customer engagement and marketing technology software services leveraging device-level mobile behavioral data gathered through the Company’s comprehensive suite of mobile application developer services.

2.

Please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators. Please also (i) specifically describe the types of assets included within “cash and cash equivalents,” “long-term investments” and “short-term investments” on your balance sheet and (ii) describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by the Company in its VIE are “investment securities” for purposes of Section 3(a)(2) of the Investment Company Act.

Section 3(a)(1)(C) Calculations

Attached to this letter as Appendix A is a calculation of the value of the investment securities owned by the Company expressed as a percentage of the value of its adjusted total assets, calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act (the “40% Test”), as well as separate calculations for each of its wholly-owned subsidiaries, majority-owned subsidiary and variable interest entity (“VIE”) as of December 31, 2022. Attached to this letter as Appendix B is a corporate structure chart for the Company and its wholly-owned subsidiaries, majority-owned subsidiary and VIE. The Company treats its VIE as equivalent to a wholly-owned subsidiary for purposes of calculating the 40% Test. Please see below for an explanation of why this treatment is appropriate.

[5]

See Investment Company Act Release No. IC-10937, supra note 1 (“As a general rule, however, if a company has no more than 45 percent of its assets invested in—and derives no more than 45 percent of its income from—investment securities, it is primarily engaged in a business other than being an investment company. Accordingly, it would not appear necessary or appropriate in the public interest for the Commission to regulate such a company under the [Investment Company] Act.”).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

The calculations conclude investment securities represent approximately 4.58% of the Company’s adjusted total assets as of December 31, 2022 when calculated in accordance with the unique method required by the 40% Test. For purposes of these 40% Test calculations, the Company treated all securities held by the Company as investment securities, excluding (i) U.S. government securities, (ii) U.S. registered money market funds6 and (iii) securities of majority-owned subsidiaries and VIEs that are not themselves investment companies.

With respect to certain specific unconsolidated assets of the Company and its wholly-owned subsidiaries, majority-owned subsidiary and VIE (the “Company Group”) as of December 31, 2022:

•

All of the “cash and cash equivalents” owned by the Company Group consist of demand deposits at banks or cash held in non-bank accounts (e.g., PayPal or similar payment platforms). These assets were eliminated from the numerator and the denominator in the Company Group’s 40% Test calculations.

•	No “short-term investments” existed; however, the “short-term investment” held as of December 31, 2021 consisted of a term deposit at a bank.

•

“Long-term investments” consist of equity investments in entities the Company does not control, were treated as investment securities in these 40% Test calculations and were included in both the numerator and the denominator in these 40% Test calculations. The bulk of these assets are held at Shenzhen Hexun Huagu Information Technology Co., Ltd., with the remainder at Aurora Mobile Ltd.

•

Various members of the Company Group also own debt investments and intra-Company Group loans, together with interest receivables related to these assets. Without conceding that these assets are investment securities as defined in the Investment Company Act, for purposes of this response these assets, including the interest receivables, were treated as investment securities in these 40% Test calculations and were included in both the numerator and the denominator in these 40% Test calculations.

VIE Analysis

Facts

The Company, an exempted company with limited liability, is the holding company for the Company’s business. UA Mobile Limited (“UA Mobile”) is a wholly owned subsidiary of the Company, KK Mobile Investment Limited (“KK Mobile”) is a wholly owned subsidiary of UA Mobile and JPush Information Consultation (Shenzhen) Co., Ltd. (“Shenzhen JPush”), a wholly foreign-owned enterprise, is a subsidiary of KK Mobile. The operation of the Company’s business is carried out by various subsidiaries and a VIE of the Company. The Company’s VIE is controlled by Shenzhen JPush through a series of contractual agreements (the “VIE Contractual Arrangements”). The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP and include the accounts of the VIE.

[6]

Willkie Farr & Gallagher, SEC Staff No-Action Letter (Oct. 23, 2000). As of December 31, 2022, none of the Company or its wholly-owned subsidiaries, majority-owned subsidiary and VIE owned any U.S. registered money market funds.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

The VIE Contractual Arrangements consist of the following agreements:

a.

Exclusive Option Agreements: Each shareholder of the VIE irrevocably granted Shenzhen JPush an exclusive option to purchase all or part of his equity interests in the VIE. The VIE also irrevocably granted Shenzhen JPush an exclusive option to purchase all or part of its assets.

b.

Exclusive Business Cooperation Agreement: Shenzhen JPush entered into an exclusive business cooperation agreement with the VIE, under which Shenzhen JPush has the exclusive right to provide the VIE comprehensive business support, technical services, consulting services and other services. Under the exclusive business cooperation agreement, the VIE agrees to pay Shenzhen JPush an annual service fee at an amount equal to a certain percentage of the VIE’s audited total operating income for the relevant year.

c.

Financial Support Agreement: Pursuant to a financial support agreement by and among the Company, Shenzhen JPush and the shareholders of the VIE, the Company has undertaken to provide unlimited financial support to the VIE to the extent permissible under the applicable laws and regulations of mainland China, whether or not any operational loss is actually incurred by the VIE. The Company and Shenzhen JPush will not seek repayment of any loans or borrowings to the VIE if the VIE and its shareholders are unable to repay such loans or borrowings.

d.

Shareholder Voting Proxy Agreements: Each of the shareholders of the VIE has also executed a shareholder voting proxy agreement to irrevocably authorize the Company, through Shenzhen JPush, to act as his attorney-in-fact to exercise all of his rights as a shareholder of the VIE (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of VIE). This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of VIE

e.

Equity Interest Pledge Agreements. Each shareholder of the VIE has pledged all of their respective equity interests in the VIE to Shenzhen JPush as continuing first priority security interest to guarantee the performance of their and the VIE’s obligations under the powers of attorney agreement (i.e., the shareholder voting proxy agreements), the exclusive option agreement and the exclusive business cooperation agreement. In the event of default of any obligations, Shenzhen JPush will be entitled to certain rights, including receiving proceeds from the auction or sale of all or part of the pledged shares. During the term of the agreements, Shenzhen JPush is entitled to receive all dividends and distributions paid on the pledged shares.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

Legal Analysis

Section 2(a)(24) of the Investment Company Act defines “majority-owned subsidiary” of a person as a company 50 per centum or more of the outstanding voting securities of which are owned by such person or by a company which is a majority-owned subsidiary of such person. Similarly, Section 2(a)(43) of the Investment Company Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.

Section 2(a)(42) of the Investment Company Act defines “voting security” to mean, in pertinent part, any security7 presently entitling the owner or holder thereof to vote for the election of directors of a company. This voting control need not be held by reason of the ownership of securities; rather it may arise under a voting agreement.8 It is clear, reading Sections 2(a)(24) and 2(a)(42) of the Investment Company Act together, that a majority-owned subsidiary or a wholly-owned subsidiary is defined with reference to the ability to elect a majority of its board of directors. Moreover, the courts and the Commission have taken the position that the possession of an economic interest in an issuer, such that the holder of the economic interest has the power to exercise control over how the issuer is managed, is considered to hold the equivalent of a voting security.9

[7]

The definition of “security” under the Investment Company Act is similar to the definition of “security” under the Securities Act and includes any “investment contract.” Under SEC v. W.J. Howey Co., 328 U.S. 293 (1946), an “investment contract” exists when there is the investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. The “Howey test” applies to any contract, scheme, or transaction, regardless of whether it has any of the characteristics of typical securities. As noted in Howey, form should be disregarded for substance and the emphasis should be on economic reality

[8]

See Farley, Inc., SEC Staff No-Action Letter (pub. avail. Apr. 15, 1988); Pengrowth Energy Trust, SEC Staff No-Action Letter (pub. avail. Jan. 27, 2000). In Farley, Inc., the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary, even though it would own less than 50 percent of the voting power to elect directors of the subsidiary, since it would have voting control of the subsidiary through a voting agreement with another large shareholder. In Pengrowth Energy Trust, the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary even though the company only owned royalty units in the subsidiary and the company’s voting rights were acquired through a separate voting arrangement.

[9]

See, e.g., Clemente Global Growth Fund Inc. v. Pickens, 705 F. Supp. 958 (S.D.N.Y. 1989); Brief for the Securities and Exchange Commission amicus curiae at 18, 21, Clemente (discussing circumstances under which limited partnership interests may be considered to be voting securities for purposes of Section 3(c)(1) of the Investment Company Act); Wells Fargo Alternative Asset Management, LLC, SEC Staff No-Action Letter (Jan. 26, 2005).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

We believe it is appropriate to treat the VIE Contractual Arrangements as “voting securities” under the Investment Company Act. The VIE Contractual Arrangements provides Shenzhen JPush with substantially all of the voting rights and economic benefits in the VIE. The VIE Contractual Arrangements also satisfies the definition of an “investment contract” under Howey. Shenzhen JPush has invested money in a common enterprise (i.e., the VIE) through the business and financial support agreements with the VIE for purposes of injecting capital into the VIE. In return, Shenzhen JPush would receive substantially all of the economic benefits in the VIE, which depends on the efforts of the VIE’s management team and employees.

Shenzhen JPush can also be deemed the beneficial owner of the voting securities of the VIE under Rule 13d-3 of the Exchange Act (“Rule 13d-3”). Under Rule 13d-3, a person is a beneficial owner of an equity security if that person, either directly or indirectly, has or shares: (1) voting power, including the power to vote, or to direct the voting of, the security; or (2) investment power, including the power to dispose, or to direct the disposition of, the security. The First, Second, Third, and Seventh U.S. Federal Circuit Courts have all affirmed that the basis of Rule 13d-3 rests on whether a particular person can actually vote the shares. Since the VIE Contractual Arrangements provide Shenzhen JPush with voting power that corresponds to the voting power of the voting securities in the VIE, Shenzhen JPush can be deemed a beneficial owner of the voting securities of the VIE.

Conclusion

The VIE Contractual Arrangements provide Shenzhen JPush with substantially all of the voting power and economic benefits in the VIE, which would allow it to elect substantially all of the board of directors of the VIE, and cause Shenzhen JPush to be deemed the beneficial owner of the voting securities of the VIE under Rule 13d-3. Therefore, the VIE Contractual Arrangements are the functional equivalent of voting securities of the VIE and the VIE is the functional equivalent of a wholly-owned subsidiary of Shenzhen JPush for purposes of the Investment Company Act.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

3.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Gs and the amendments thereto, other than KK Mobile Limited, Mandra iBase Limited, Fei Chen, entities affiliated with IDG-Accel, Fosun International Limited and FIL Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings:

•	KK Mobile Limited beneficially owns 30.2% of the Company’s total outstanding shares as of February 28, 2023 and is wholly owned and controlled by Weidong Luo.

•

Mandra iBase Limited beneficially owns 17.7% of the Company’s total outstanding shares as of February 28, 2023 and is wholly owned by Beansprouts Ltd., a British Virgin Islands company. The shareholders of Beansprouts Ltd. are Bing How Mui and Song Yi Zhang, each holding 50% of the issued and outstanding share capital of Beansprouts Ltd.

•	Mr. Fei Chen beneficially owns 5.8% of the Company’s total outstanding shares as of February 28, 2023.

•

Entities affiliated with IDG-Accel beneficially owns 5.9% of the Company’s total outstanding shares as of February 28, 2023 and include IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., and the general partner of IDG-Accel China Growth Fund III Associates L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. The general partner of IDG-Accel China III Investors L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. IDG-Accel China Growth Fund GP III Associates Ltd. is 50% owned by Chi Sing Ho, its largest shareholder, and the current members of its board of directors are Quan Zhou and Chi Sing Ho. Quan Zhou is a citizen of the United States of America. Chi Sing Ho is a citizen of Canada. Each of IDG-Accel China Growth Fund III L.P., IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China III Investors L.P., and IDG-Accel China Growth Fund GP III Associates Ltd. is organized under the laws of the Cayman Islands and not a governmental entity of China.

•

Fosun International Limited beneficially owns 7.3% of the Company’s total outstanding shares as of February 28, 2023. Fosun International Limited is a company organized under the laws of the Hong Kong Special Administrative Region of China and was listed on the main board of the Hong Kong Stock Exchange (HKEX: 00656).

•

FIL Limited beneficially owns 5.6% of the Company’s total outstanding shares as of February 28, 2023 and is a private company incorporated in Bermuda. FIL Limited is owned more than 25% and less than 48.5% of the total voting stock by Pandanus Partners, L.P. Pandanus Partners is owned by trusts for the benefit of members of the Johnson family, including Abigail P. Johnson, the chairman of FIL Limited.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and receives the economic benefits of and absorb losses that potentially could be significant to the VIE. The shareholders of the VIE are Mr. Weidong Luo and Mr. Guangyan Chen, who are natural persons as disclosed in the 2022 Form 20-F. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, the record holders of its common shares included: (i) The Bank of New York Mellon, (ii) KK Mobile Limited, (iii) certain institutional investors, that beneficially own common shares that in aggregate amount to 17.4% of the Company’s total outstanding common shares as of February 28, 2023 and (iv) natural person shareholders, that beneficially own common shares that in aggregate amount to 0.2% of the Company’s total outstanding common shares as of February 28, 2023. The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. Based on the communication with the institutional investors and/or due diligence conducted by the Company when the investors made their investments to the Company, the Company understands they are not Cayman governmental entities. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of KK Mobile Limited, Mandra iBase Limited, Fosun International Limited, entities affiliated with IDG-Accel and FIL Limited, based on the foregoing, the Company believes that none of them is owned or controlled by a governmental entity of the Cayman Islands. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company believes it is reasonable and sufficient to rely on register of members and 13G filings and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

4.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Aurora Mobile Limited is an official of the Chinese Communist Party.

The Company further respectfully submits that as part of the VIE and the Company’s other consolidated operating entities’ employment onboarding process, the directors of these entities are required to provide their background information, including any party affiliation, to the Company. They have all confirmed that they are not officials of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition of their employment, and they have represented to the Company in their employment agreements that the information they provided to the Company is true and accurate. Based on the information provided by the directors of the VIE and the Company’s other consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the VIE and other consolidated operating entities is obligated to confirm whether he is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

5.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Aurora Mobile Limited or the VIE.” We also note that your list of subsidiaries and consolidated variable interest entity in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong, mainland China and countries outside China that are not included in your VIE. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

(a)

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and tell us the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities, including subsidiaries, and VIE and its subsidiaries, are incorporated include mainland China, Hong Kong, Singapore, Cayman Islands and British Virgin Islands. Except for the VIE and its subsidiaries, the Company holds 100% equity interests in such consolidated operating entities. As disclosed in the 2022 Form 20-F, the shareholders of Shenzhen Hexun Huagu Information Technology Co., Ltd., the VIE, are comprised of Mr. Weidong Luo who holds 80% equity interests in the VIE and Mr. Guangyan Chen who holds 20% equity interests in the VIE. Therefore, to the Company’s knowledge, no governmental entities in mainland China, Hong Kong, Singapore, Cayman Islands or British Virgin Islands, own shares of the Company’s consolidated foreign operating entities in the jurisdiction.

(b)	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the response to Question 5(a), the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated foreign operating entities. With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

6.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

*    *     *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 755-8388-1462 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Aurora Mobile Limited

By:	/s/ Shan-Nen Bong
Name: Shan-Nen Bong
Title:	Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Maple Liao, Partner, Ernst & Young Hua Ming LLP

Appendix A

Investment Company Act Calculation10

Investment Securities = Fair value of all securities held, excluding (i) U.S. government securities, (ii) U.S. registered money market funds11 and (iii) securities of majority owned subsidiaries and VIEs that are not themselves investment companies.

Adjusted Total Assets = Total assets, excluding (i) U.S. government securities, (ii) U.S. registered money market funds, and (iii) cash and cash items.12

Aurora Mobile Limited (Ultimate Holding Company)

A= Fair Value of Investment Securities	$6,278,543
B= Adjusted Total Assets	$137,005,536
A/B=	4.58%
Investment securities greater than 40%?	No

[10]

Calculations are based on financial information as of December 31, 2022. All amounts are in USD or RMB, as indicated. Fair value of the securities of majority-owned subsidiaries and VIEs is based on book value.

[11]	As of December 31, 2022, no member of the Company Group owned any U.S. registered money market funds.
[12]

All of the “cash and cash equivalents” owned by the Company Group as of December 31, 2022 consist of demand deposits at banks or cash held in non-bank accounts (e.g., PayPal or similar payment platforms).

Subsidiaries of Aurora Mobile Ltd.

Meta Reality Limited

(Wholly-Owned Subsidiary of Aurora Mobile Ltd.)

A= Fair Value of Investment Securities	—
B= Adjusted Total Assets	—
A/B=	—
Investment securities greater than 40%?	No

Metaverse Cloud Pte Ltd

(Wholly-Owned Subsidiary of Meta Reality Limited)

A= Fair Value of Investment Securities	$0
B= Adjusted Total Assets	$330,874
A/B=	0%
Investment securities greater than 40%?	No

UA Mobile Limited

(Wholly-Owned Subsidiary of Aurora Mobile Ltd.)

A= Fair Value of Investment Securities	$0
B= Adjusted Total Assets	$127,422,195
A/B=	0%
Investment securities greater than 40%?	No

KK Mobile Limited

(Wholly-Owned Subsidiary of UA Mobile Limited)

A= Fair Value of Investment Securities	$0
B= Adjusted Total Assets	$133,134,766
A/B=	0%
Investment securities greater than 40%?	No

JPush Information Consultation (Shenzhen) Co., Ltd. (“Shenzhen JPush”)

(Wholly-Owned Subsidiary of KK Mobile Limited)

A= Fair Value of Investment Securities	RMB292,012,087
B= Adjusted Total Assets	RMB839,837,710
A/B=	34.77%
Investment securities greater than 40%?	No

JPush Information Consultation (Shanghai) Co., Ltd.

(Wholly-Owned Subsidiary of Shenzhen JPush)

A= Fair Value of Investment Securities	—
B= Adjusted Total Assets	—
A/B=	—
Investment securities greater than 40%?	No

VIE of Aurora Mobile Limited and Shenzhen JPush

Shenzhen Hexun Huagu Information Technology Co., Ltd.

A= Fair Value of Investment Securities	RMB108,658,567
B= Adjusted Total Assets	RMB469,319,035
A/B=	23.15%
Investment securities greater than 40%?	No

Subsidiaries of Shenzhen Hexun Huagu Information Technology Co., Ltd.

Wuhan SendCloud Technology Co., Ltd.

(Majority-Owned Subsidiary of Shenzhen Hexun Huagu Information Technology Co., Ltd.)

A= Fair Value of Investment Securities	—
B= Adjusted Total Assets	RMB13,679,304
A/B=	0%
Investment securities greater than 40%?	No

Ifaxin (Hubei) Cloud Co., Ltd.

(Wholly-Owned Subsidiary of Wuhan SendCloud Technology Co., Ltd.)

A= Fair Value of Investment Securities	—
B= Adjusted Total Assets	RMB7,778,521
A/B=	0%
Investment securities greater than 40%?	No

Appendix B